UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
Critical Path, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
22674 V100

(CUSIP Number)
Matthew Hobart
c/o Vectis Group, LLC
345 California Street, Suite 3300
San Francisco, California 94104
(415) 743-1610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 19, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7)

1	NAME OF REPORTING PERSON I.R.S. Identification No. of above person (Entities Only) Vectis CP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,672,378 shares of Common Stock*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,672,378 shares of Common Stock*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,672,378 shares of Common Stock*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(Page 2 of 7)

1	NAME OF REPORTING PERSON I.R.S. Identification No. of above person (Entities Only) Vectis Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,672,378 shares of Common Stock*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,672,378 shares of Common Stock*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,672,378 shares of Common Stock*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(Page 3 of 7)

1	NAME OF REPORTING PERSON I.R.S. Identification No. of above person (Entities Only) Matthew Hobart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		5,672,878 shares of Common Stock*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,672,878 shares of Common Stock*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,672,878 shares of Common Stock*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* See attached disclosure for description of beneficial ownership
** Based on 37,682,065 outstanding shares of Common Stock of the Issuer, as disclosed in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.

(Page 4 of 7)

Item 1. Security and Issuer
     This Amendment No. 4 to Schedule 13D is filed by Vectis CP Holdings, LLC, a Delaware limited liability company (“VCPH”), Vectis Group, LLC, a Delaware limited liability company (“VG”), and Matthew Hobart, an individual (“Hobart” and, collectively with VCPH and VG, the “Reporting Persons”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of Critical Path, Inc., a California corporation (the “Issuer”). The address of the principal executive office of the Issuer is 42-47 Lower Mount Street, Dublin 2, Ireland. Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D filed on August 8, 2003, filed by the Reporting Persons, Vectis-K1 LLC and Peter Kellner (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on January 22, 2004 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on February 4, 2004 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed on December 20, 2007(“Amendment No. 3”). This Amendment No. 4 to Schedule 13D hereby amends and supplements the Initial Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3. All items not described herein remain as previously reported in the Initial Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.
Item 2. Identity and Background
     No amendments or supplements.
Item 3. Source and Amount of Funds or Other Consideration
     No amendments or supplements.
Item 4. Purpose of Transaction
     Item 4 is hereby amended by inserting the following at the end thereof:
     On February 19, 2008, the Issuer entered into Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) with CP Holdco, LLC (“Parent”) and CP Merger Co., a wholly owned subsidiary of Parent (“Merger Sub”), which amends the Agreement and Plan of Merger, dated as of December 5, 2007, by and among the Issuer, Parent and Merger Sub (as amended, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation.
     Among other things, the Amendment provides that holders of the Issuer’s common stock whose shares are being cancelled in connection with the Merger (other than Parent and shareholders entitled to and who properly exercise dissenters’ rights under California law) will receive (i) $.102 per share (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassifications of the Issuer’s common stock) (the “Cash Merger Consideration”) and (ii) a contingent right (the “Contingent Litigation Recovery Right”) to receive a pro rata amount of any net recovery, as calculated pursuant to the terms of the Amendment, received by the Issuer with respect to an action pending in the United States District Court for the Western District of Washington captioned Vanessa Simmonds v. Bank of America Corporation and J.P. Morgan Chase & Co. (the “Simmonds Claim”) in which the plaintiff alleges, among other things, violations of Section 16(b) of the Securities Exchange Act of 1934, as amended, by the underwriters in the Issuer’s March 1999 initial public offering and seeks to compel the underwriters to disgorge any profits they may have realized in violation of Section 16(b). As the statutory beneficiary, the Issuer is named as a nominal defendant.

(Page 5 of 7)

     Pursuant to the Amendment, holders of options and warrants exercisable for shares of the Issuer’s common stock with exercise prices at or below the Cash Merger Consideration will receive, for each share of common stock issuable upon the exercise of such options or warrants, the Cash Merger Consideration and the Contingent Litigation Recovery Right.
     Pursuant to the Amendment, holders of fractional shares of the Issuer’s Series E Redeemable Convertible Preferred Stock (the “Series E Preferred Stock”) resulting from the 70,000-to-1 reverse stock split of the Series E Preferred Stock to be effected immediately following the effective time of the Merger will receive, on an as if converted to common stock basis, $.102 per share (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassifications of the Issuer’s common stock) and the Contingent Litigation Recovery Right.
     The Amendment provides that the Issuer has the right and authority, but not the obligation, to manage, pursue, prosecute, settle, compromise or dismiss the Simmonds Claims or any other related claims, actions or proceedings in such manner as it deems necessary or appropriate in its sole, absolute and unfettered discretion. The Amendment also provides that the Contingent Litigation Recovery Right is not evidenced by any certificate, is not transferable or assignable except by operation of law or by will or intestate succession and does not entitle its holder to any right as holders of common stock or any other equity interest in the Issuer, including, without limitation, any voting rights or rights to receive dividends, distributions or any other payments.
     In addition, the Amendment provides that each of the material amendments to the Issuer ‘s existing articles of incorporation contemplated by the proposed second amended and restated articles will be voted on by the Issuer ‘s shareholders as separate matters. In addition, the shareholders will vote on a matter to adopt the second amended and restated articles of incorporation as a whole. Each of the matters relating to the second amended and restated articles of incorporation is conditioned upon the approval of the others.
     The Amendment was approved by the Issuer’s board of directors (the “Board”) following the unanimous recommendation of a special committee of the Board composed entirely of disinterested directors.
     A copy of the Amendment is attached Exhibit 99.1 hereto and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     No amendments or supplements.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby amended by inserting the following at the end thereof:
     The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits
     Item 6 is hereby amended by inserting the following at the end thereof:
     99.1 Amendment No. 1 to Agreement and Plan of Merger, dated as of February 19, 2008, by and among Critical Path, Inc., CP Holdco, LLC and CP Merger Co. (incorporated by reference to the Current Report on Form 8-K filed by Critical Path, Inc. on February 22, 2008).

(Page 6 of 7)

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: March 11, 2007	VECTIS GROUP, LLC

	By:	/s/ Matthew Hobart

	Name:	Matthew Hobart
	Title:	Managing Member

VECTIS CP HOLDINGS, LLC

	By:	VECTIS GROUP, LLC, its managing member

	By:	/s/ Matthew Hobart

	Name:	Matthew Hobart
	Title:	Managing Member

/s/ Matthew Hobart

Matthew Hobart

(Page 7 of 7)